UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34936 / June 2, 2023

_____

In the Matter of   :
                                                                                    :
Calamos Aksia Alternative Credit and Income Fund   :
Calamos Advisors LLC   :
Aksia LLC   :
Abacus Private Credit, L.P.   :
High Sierra Credit Investors LP   :
PERSLA Opportunistic Fund LP   :
TRS Coriolis LP   :
                                                                                    :
2020 Calamos Court   :
Naperville, IL 60563   :
                                                                                    :
(812-15448)   :
                                                                                    :

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Calamos Aksia Alternative Credit and Income Fund, et al. filed an application on March 28,
2023 and an amendment to the application on April 26, 2023, requesting an order under section
17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule
17d-1 under the Act. The order would permit certain closed-end management investment
companies (the "Regulated Funds") to co-invest in portfolio companies with each other and with
certain affiliated investment entities.

On May 8, 2023, a notice of the filing of the application was issued (Investment Company Act
Release No. 34911). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Calamos Aksia Alternative Credit and Income Fund, et al. (File No. 812-15448) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Sherry R. Haywood
Assistant Secretary
